UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

Notice
1.	Relevant Information — Grupo Supervielle S.A. separates Chairman and Chief Executive Officer Roles.

Autonomous City of Buenos Aires, June 22, 2018

Messrs.

Securities and Exchange Commission

Present

RE: RELEVANT INFORMATION - Grupo Supervielle S.A. separates Chairman and Chief Executive Officer Roles

Buenos Aires, June 22, 2018 – Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”), a universal financial services group headquartered in Argentina with a nationwide presence, announced today that it has separated the roles of Chairman of the Board and Chief Executive Officer (“CEO”). The Board of Directors unanimously appointed Jorge Ramirez as the Company’s next CEO, effective September 1, 2018, while Mr. Patricio Supervielle remains Chairman of the Board.

“I am delighted to announce the appointment of Jorge Ramirez as the next CEO to lead Grupo Supervielle into the future,” said Patricio Supervielle, Chairman and CEO of Grupo Supervielle. “By splitting the roles of Chairman and CEO we are adopting the highest corporate governance standards and focusing on the role of the CEO in the execution of the Company’s growth and transformation strategy, with pillars in the Digital Transformation strategy, Improvement of User Experience, Efficiency and Profitability.”

Mr. Supervielle continued, “Jorge is an excellent leader who has the right combination of deep knowledge of the industry and management and operational experience and who is properly prepared for his new responsibilities arising from this management role separation. We have worked side by side for seven years and he has participated in every step of the development of our long-term strategy. As Chairman, I will remain fully dedicated to Grupo Supervielle, setting the strategic direction for the long-term success of the business, while supporting Jorge in any way he may find useful.  This continues to be my only business and I look forward to working with him as he leads the Company into its next phase of development.”

Mr. Ramirez has over 37 years’ experience in the financial sector. He joined the Company in 2011 as member of the Board of Directors of Grupo Supervielle and has served as Executive Vice Chairman of the Board since 2013, as well as Vice Chairman of the Board of Banco Supervielle and Chairman of the Board of Supervielle Seguros. Previously, he served as Regional President and Country Manager for Argentina, Uruguay and the Andean Region at BankBoston. Mr. Ramirez is a Certified Public Accountant graduated from the University of Buenos Aires and holds an Executive Management Program degree (PADE) from ESE.

“It is an honor to lead Grupo Supervielle into the future,” said Mr. Ramirez. “I am looking forward to my role as CEO and to continuing my deep personal and professional commitment to the success of the Company while delivering superior value creation for its shareholders. We are very excited about the long-term growth opportunity that lies ahead of us and we remain committed to executing our five-year strategic plan focused on deepening our operational leverage, increase our participation as provider of financial services for our customers, acquiring new clients through tailored propositions for each of our target segments and enhancing the user experience and loyalty through digital transformation and innovation.”

In his new role, Mr. Supervielle will remain fully dedicated to Grupo Supervielle and will continue to chair the Company’s Board of Directors while also working closely with Mr. Ramirez on longer-term strategic initiatives for the Company. Patricio Supervielle has led the Group in different capacities since 2002.

In addition, consistent with achieving greater efficiency and simplicity, the new CEO role will take over the current functions of COO. Consequently, José Luis Panero will step down from the role of COO and leave the Company.

“I would like to thank Jose Luis Panero for his significant contribution and commitment to our Company over the last 16 years. He has played an important leadership role, first in his capacity as CEO of Banco Supervielle for over seven years and later as COO of Grupo Supervielle, overseeing the successful development of the asset management and insurance groups and helping us execute our most recent acquisitions of Mila and InvertirOnline.com. We wish him the very best in his new endeavors,” commented Mr. Patricio Supervielle.

About Grupo Supervielle S.A.  (NYSE: SUPV; BYMA: SUPV)

Grupo Supervielle S.A. (“Supervielle”) is a private capital holding company with a long-standing presence in the Argentine financial system and a competitive leadership position in certain attractive market segments. It was founded by the Supervielle family, which took its first steps in the banking sector in 1887 and is now controlled by Patricio Supervielle. Its shares are listed in BYMA and NYSE since May 2016. Grupo Supervielle has developed a multi-brand business model to differentiate financial products and services offered to a broad spectrum of individuals, small and medium-sized enterprises and large companies in Argentina. To date, Grupo Supervielle is made up of Banco Supervielle, Cordial Compañía Financiera, Tarjeta Automática, Supervielle Seguros, Espacio Cordial de Servicios, Supervielle Asset Management, Mila, InvertirOn-Line and Sofital.

Investor Relations Contacts:

Ana Bartesaghi

5411-4324-8132

Ana.BARTESAGHI@supervielle.com.ar

Gustavo Tewel

5411-4324-8158

Gustavo.TEWEL@supervielle.com.ar

Nahila Schianmarella

5411-4324-8135

Nahila.SCHIANMARELLA@supervielle.com.ar

Valeria Kohan

5411-4340-3013

Valeria.KOHAN@supervielle.com.ar

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Supervielle and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Grupo Supervielle, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Grupo Supervielle’s filings with the U.S. Securities and Exchange Commission (SEC) and Comisión Nacional de Valores (CNV).  Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document.  Grupo Supervielle is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Without further ado, I greet you sincerely.

_______________________

Ana Bartesaghi

Alternate Responsible Officer for Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: June 22, 2018	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer